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SEC FILE NUMBER
8-47758

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RD CAPITAL GROUP, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

MCS PLAZA - SUITE 305; 255 PONCE DE LEON AVENUE
(No. and Street)

SAN JUAN,	PR	00917-1903
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

RAMON DOMINGUEZ	(787) 282-0303	rdominguez@rdcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

CARBONELL & CO., LLP
(Name – if individual, state last, first, and middle name)

1654 TULIPAN STREET; URB SAN FRANCISCO	SAN JUAN	PR	00927
(Address)	(City)	(State)	(Zip Code)

1/10/2017	6336
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Ramón Domínguez, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RD CAPITAL GROUP, INC., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: President & CEO

[signature]

Notary Public

JULIO ARNALDO ARC [redacted] ABOGADO-NOTARIO LEX

RECIBO

Sello

9397
09/27/2021
$5.00

Sello de Asistencia Legal
80004-2021-0927-61857340

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Report of
Independent Registered Public
Accounting Firm

RD CAPITAL GROUP, INC.

December 31, 2021 and 2020

Carbonell & Co., LLC
Certified Public Accountants

RD CAPITAL GROUP, INC.
Financial Statements
As of December 31, 2021 and 2020

Table of Contents

Carbonell & Co., LLC
Certified Public Accountants

February 22, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
RD Capital Group, Inc.
MCS Plaza- Suite 305
255 Ponce de Leon Avenue
San Juan, PR 00917

Opinion on the Financial Statements

We have audited the accompanying balance sheets of **RD Capital Group, Inc.**, as of December 31, 2021 and 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the **RD Capital Group, Inc.**, as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the **RD Capital Group, Inc.**'s management. Our responsibility is to express an opinion on **RD Capital Group, Inc.**'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Urb. San Francisco, 1654 Calle Tulipán
San Juan, PR 00927
PO Box 270010 San Juan, PR 00928
www.carbonellcpa.com
Tel. (787) 300-3777
Fax (787) 301-0127

Auditors' Report on Supplementary Information

The Information contained in Schedule I — Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II — Computation for Determination of the Reserve Requirement Pursuant to Exhibit A of Rule 240.15c3-3 (the "Schedules") have been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of **RD Capital Group, Inc.**'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the Schedules, including their form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Schedule I — Computation of Net Capital under Rule 15c 3-1 of the Securities and Exchange Commission and Schedule II — Computation for Determination of the Reserve Requirement Pursuant to Exhibit A of Rule 240.15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditors since 2018.

Carbonell & Co. LLC

Carbonell & Co., LLC
Certified Public Accountants
License No. LLC-382 Expires on Dec. 1, 2024
Stamp #E483161 of the P.R. Society of
Certified Public Accountants has been
affixed to the original of this report.

CARBONELL & CO., LLC
PUERTO RICO
LIC.
LLC-382
CERTIFIED PUBLIC ACCOUNTANTS

RD CAPITAL GROUP, INC.
Balance Sheets
As of December 31, 2021 and 2020

Assets

	2021	2020
Current assets:		
Cash	$ 61,786	$ 50,738
Cash in money market funds	64,000	48,001
Accounts receivable, other	10	291
Prepaid expenses	5,708	5,426
Total current assets	131,504	104,456
Restricted cash- deposit with clearing house	100,000	100,000
Property and equipment, net	-	-
Deferred tax asset	565	2,582
Total assets	**$ 232,069**	**$ 207,038**

Liabilities and Stockholder's Equity

	2021	2020
Current liabilities:		
Accounts and other commissions payable	$ 133	$ 3,725
Accrued expenses	42,424	43,084
Income tax payable	544	61
Due to stockholder	45,000	17,000
Total liabilities	88,101	63,870
Commitments		
Stockholder's equity		
Common stock; $1 par value,1,000,000 shares authorized, 35,000 shares issued and outstanding	35,000	35,000
Additional paid in capital	273,421	273,421
Accumulated deficit	(164,453)	(165,253)
Total stockholder's equity	143,968	143,168
Total liabilities and stockholder's equity	**$ 232,069**	**$ 207,038**

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Operations
For the years ended December 31, 2021 and 2020

	2021	2020
Revenues:		
Commissions and fees	$ 794,946	$ 770,603
Interest and other income	4,130	60,767
Total revenues	799,076	831,370
Operating expenses:		
Employee compensation, commissions, payroll taxes and benefits	469,291	498,507
Occupancy costs and office expense	106,745	106,144
Professional and temporary services	27,938	26,848
Communications and postage	23,445	20,513
Travel and entertainment	15,256	12,018
Dues, subscriptions and other registration fees	74,861	80,098
Clearing fees	33,894	33,501
Property, municipal and other taxes	16,875	16,100
Auto	3,371	3,837
Others	23,596	5,706
Total operating costs and expenses	795,272	803,272
Income before income tax (expense) benefit	3,804	28,098
Income tax (expense) benefit	(3,004)	2,582
Net income	$ 800	$ 30,680

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Changes in Stockholder's Equity
For the years ended December 31, 2021 and 2020

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance as of December 31, 2019	$ 35,000	$ 273,421	$ (195,933)	$ 112,488
Net income	-	-	30,680	30,680
Balance as of December 31, 2020	35,000	273,421	(165,253)	143,168
Net income	-	-	800	800
Balance as of December 31, 2021	**$ 35,000**	**$ 273,421**	**$ (164,453)**	**$ 143,968**

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

RD CAPITAL GROUP, INC.
Statements of Cash Flows
For the years ended December 31, 2021 and 2020

	2021	2020
Cash flow from operating expenses:		
Net income	$ 800	$ 30,680
Adjustments to reconcile net income to net cash provided by operating activities:		
Deferred tax assets	2,017	(2,582)
Net increase or decrease in assets and liabilities:		
Accounts receivable, other	281	9,218
Prepaid expenses	(282)	2,167
Accounts payable	(3,592)	(54)
Accrued expenses	(660)	(7,285)
Income tax payable	483	(3,939)
Commissions payable	28,000	(13,000)
Total adjustments	26,247	(15,475)
Net cash provided by operating activities	27,047	15,205
Net change in cash and restricted cash	27,047	15,205
Cash and restricted cash at beginning of years	198,739	183,534
Cash and restricted cash at end of years	**$ 225,786**	**$ 198,739**

See accompanying Notes to Financial Statements and Report of Independent Registered Public Accouting Firm.

Note 1. Nature of Business

RD Capital Group, Inc., hereinafter "the Company", is a closely held corporation organized under the laws of the Commonwealth of Puerto Rico on July 26, 1994, and is primarily engaged in rendering brokerage and investment advisory services. The Company does not carry securities accounts for customers nor does it render custodial functions of customer securities. Orders are received from customers and placed via Pershing LLC (a subsidiary of The Bank of New York Mellon Corporation), a correspondent U.S. based firm who maintains all accounts for their customers.

Note 2. Summary of Significant Accounting Policies

The accounting and reporting policies of the Company conform with US generally accepted accounting principles and, as such, include amounts based on judgments, estimates and assumptions made by management that affect the reported amounts of assets and liabilities and contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates. Following is a description of the more significant accounting policies followed by the Company.

Basis of Presentation

The Company's fiscal year ends on December 31st of each year. All year references in these notes to the financial statements, represent fiscal years unless otherwise noted.

Revenue Recognition

Revenues are recognized when control of the promised services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services. Revenues are analyzed to determine whether the Company is the principal (i.e., reports revenues on a gross basis) or agent (i.e., reports revenues on a net basis) in the contract. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

All of the Company's revenue is recognized at a point in time based on the transfer of control. None of the Company's contracts contain variable consideration and contract modifications if any, are generally minimal. The Company's revenue arrangements generally consist of a single performance obligation to transfer promised services.

THIS SPACE INTENTIONALLY LEFT BLANK

Note 2. Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment is recorded at cost and are amortized using the straight-line method over the estimated useful lives on the assets. Leasehold improvements are amortized using the straight line method over the estimated useful life or the remaining lease life, whichever is shorter. Maintenance and repairs are charged to operations when incurred. Betterments and renewals, which substantially increase the life of individual assets, are capitalized. All property and equipment are fully depreciated.

Long-lived Assets

Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of such assets may not be recoverable. Recoverability of assets to be held and used (the fair value) is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of assets. Assets to be disposed of are reported at the lower of the carrying amount or fair market value less costs to sell.

Cash Equivalents and Statement of Cash Flows

For purposes of the statement of cash flows the Company considers cash in certificates of deposit and all liquid debt instruments purchased with maturity of three months or less, to be cash equivalents. As of December 31, 2021 and 2020, cash equivalents consisted of money market funds, respectively.

Income Taxes

Income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities and operating loss carry forwards. The effect of deferred taxes for a change in tax rates is recognized in the period that includes the enactment date. Management provides a valuation allowance against the deferred tax assets for amounts which are not considered "more likely than not" to be realized.

The Company follows the accounting standard on accounting for uncertainty in income taxes, which addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under this guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more-likely-than-not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The guidance on accounting for uncertainty in income taxes also addresses derecognition, classification, interest and penalties on income taxes, and accounting in interim periods.

Note 2. Summary of Significant Accounting Policies (continued)

Use of Estimates

In preparing financial statements in conformity with US GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk only include bank accounts. The Company maintains these accounts at reputable financial institutions. While the Company attempts to limit any financial exposure, its deposit balances may, at times, exceed federally insured limits. The Company has not experienced any losses on such accounts.

Deferred Taxes

In accordance with the FASB ASU No. 2015-17, "Income Taxes (Topic 740)-Balance Sheet Classification of Deferred Taxes", the Company reported its deferred tax liabilities and deferred tax assets together as a single noncurrent item on the classified balance sheet. Interest and penalties related to unrecognized tax benefits are included as interest expense and the accrued interest and penalties are included with the tax liabilities.

Recently Adopted Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” which establishes a right-of-use model and requires an entity that is a lessee to recognize the right-of-use assets and liabilities arising from leases on the balance sheets. ASU No. 2016-02 also requires disclosures about the amount, timing, and uncertainty of cash flows arising from leases. Leases will be classified as finance or operating, with classification affecting both the pattern and classification of expense recognition in the statements of earnings. This guidance was subsequently amended by ASU No. 2018-01, “Leases (Topic 842): Land Easement Practical Expedient for Transition to Topic 842;” ASU No. 2018-10, “Codification Improvements to Topic 842;” and ASU No. 2018 11, “Leases (Topic 842): Targeted Improvements.” ASU No. 2016-02 and subsequent updates require a modified retrospective transition, with the cumulative effect of transition, including initial recognition of lease assets and liabilities for existing operating leases, as of (i) the effective date or (ii) the beginning of the earliest comparative period presented. These updates also provide a number of practical expedients for implementation. One of them is the election to not recognize operating lease right-of-use assets and operating lease liabilities leases with a term period no greater than one year.

The adoption of ASC 842 did not result in a change to the accounting for any of the in-scope, operating leases as such no cumulative effect adjustment was recorded.

Reclassifications

Certain immaterial reclassifications have been made to prior year amounts to conform to the current year presentation.

Note 3. Deposit with Clearing House

This deposit is required by Pershing LLC, the U.S. based firm providing clearing and custodial services for the Company and which maintains all customer accounts. As of December 31, 2021 and 2020, the Company kept a cash deposit balance of $100,000 which was held by Pershing LLC.

Note 4. Property and Equipment

The components of property and equipment are as follows:

	Estimated useful life in years	2021	2020
Furniture and fixtures	5	$ 74,012	$ 74,012
Computer and equipment	5	5,376	5,376
Leasehold improvements	5	12,998	12,998
	5	92,386	92,386
Less: accumulated depreciation		(92,386)	(92,386)
Property and equipment, net		$ -	$ -

Depreciation expense for the years ended December 31, 2021 and 2020, amounted to $-0-.

Note 5. Retirement Plan

The Company has a defined contribution pension plan, which covers all of its employees that complies with a minimum of 21 years of age and 12 months of service. The vesting period to become fully vested is three years of service. Future benefits and contributions to the plan cannot be anticipated since they depend upon investment performance and therefore, cannot be guaranteed. No employer contribution was made for the years ended December 31, 2021 and 2020, respectively.

Note 6. Income Taxes

In accordance with FASB ASC Topic 740, the Company accounts for income taxes by providing deferred taxes on temporary differences arising from assets and liabilities whose bases are different for financial reporting and income tax purpose. Deferred income tax expense or benefit is measured by the change in the deferred income tax asset or liability during the year. Deferred tax assets arise from net operating loss carryforwards.

Note 6. Income Taxes (continued)

The provision for income tax benefit (expense) for the years ended December 31, 2021 and 2020, consists of the following:

	2021	2020
Current year income tax (expense) benefit	$ (987)	$ -
(Decrease) increase in deferred tax asset	(2,017)	2,582
Income tax (expense) benefit	**$ (3,004)**	**$ 2,582**

As of December 31, 2021, the Company has available $3,058 of unused operating loss carryforwards that may be applied against future taxable income until December 31, 2030.

The provision for income tax shown on the statements of operations differ from the amounts that would result from applying statutory tax rates to income before taxes, because of certain expenses that are not deductible for tax purposes and the effect of the valuation allowance.

As of December 31, 2021 and 2020, the Company does not have unrecognized tax benefits in its financial statements. During the years ended December 31, 2021 and 2020, the Company has not incurred any interest or penalties on its income tax returns. The Company's tax returns are subject to possible examination by the taxing authorities. For Puerto Rico income tax purpose, the tax returns essentially remain open for possible examination for a period of four years after the respective filing deadlines of those returns.

In assessing the realizability of the deferred tax asset, the Company considers whether it is more likely than not that some portion or the entire deferred tax asset will not be realized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax asset are deductible, the Company believes it is more likely than not that the Company will realize the deferred tax asset, net of the existing valuation allowances recorded at December 31, 2021 and 2020. The amount of the deferred tax asset that is considered realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

Note 7. Lease Commitments

The Company operates in premises, comprising of 1,892 square feet, occupied under the terms of an operating lease agreement until December 31, 2021. Monthly rent under the lease agreement amounted to $4,572. Total rent expense amounted to $53,830 during the years ended December 31, 2021 and 2020, respectively.

Note 8. Related Party Transactions

The Company engaged in transactions with related parties mainly for commissions paid to the stockholder, payments made on behalf of its stockholder, rent expenses, among others. In addition, including in the statements of operations are revenues and expenses resulting from various securities trading activities with related parties, as well as fees for administrative services performed by the Company. The following table sets forth the Company's related party transactions as of and during the years ended December 31, 2021 and 2020:

	2021	2020
Commission revenue - Stockholder	$ 70,881	$ 100,038
Clearing charges resulting from the trading of securities with the stockholder	$ 5,679	$ 4,116
Commission to Stockholder	$ 245,000	$ 289,000
Due to Stockholder	$ 45,000	$ 17,000

Note 9. Supplemental Disclosure of Cash Flows Information

The statement of cash flows classifies changes in cash according to operating, investing and financing activities. The following is supplementary information relating to the statement of cash flows:

Cash paid during the year for:

	2021	2020
Income taxes	$ 544	$ 12

Cash and restricted cash at end of years consist of the following.

	2021	2020
Non-restricted cash and cash equivalents	$ 125,786	$ 98,739
Restricted cash	100,000	100,000
Total cash and restricted cash shown in the statements of cash flows	**$ 225,786**	**$ 198,739**

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Furthermore, equity capital may not be withdrawn as cash dividends paid under certain conditions.

Note 10. Net Capital Requirements (continued)

As of December 31, 2021 and 2020, the Company had the following net capital figures (see related Schedule I):

Year	Capital Ratio	Required Net Capital	Net Capital	Excess Net Capital Amount
2021	0.32 to 1	$ 50,000	$ 136,206	$ 86,206
2020	0.35 to 1	$ 50,000	$ 133,895	$ 83,895

Note 11. Supplementary Information

The accompanying Schedules I and II have been prepared in accordance with the requirements and general format of FOCUS Form X-17a-5.

Other schedules, such as, Statement of Changes in Liabilities Subordinated to Claims of General Creditors, Determination of Reserve Requirements, Information Relating to the Possession or Control Requirements, and Schedule of Segregation Requirements and Funds in Segregation, which are required per SEC Rule 15c3-3 are omitted as being not applicable since, during the years ended December 31, 2021 and 2020, the Company has not had activities that would need to be disclosed on such schedules.

Note 12. Contingencies

The Company, at times, may be involved in litigation relating to matters that arises in the ordinary course of its operations and activities. Such matters are contested by the Company's legal counsel or covered by insurance. It is management and legal counsels' opinion, that the final outcome of such claims and legal proceedings when they arise, will not materially affect the operations of the Company.

In December 2019, a novel strain of Coronavirus disease ("COVID-19") was first reported in Wuhan, China. Later, March 11, 2020, the World Health Organization declared COVID-19 a pandemic. On March 12, 2020, the governor of Puerto Rico declared a State of Emergency leading to a lockdown of non-essential businesses beginning March 16, 2020, until May 31, 2020. The extent of COVID-19's effect on the Company's operation will depend on future developments, including the duration, spread and intensity of the pandemic, all of which are uncertain and difficult to predict. As a result, it is not currently possible to ascertain the overall impact of COVID-19 on the Company's business, if any.

Note 13. Evaluation of Subsequent Events

The Company has evaluated subsequent events through February 22, 2022, the date which the financial statements were available to be issued and has determined that there were no events occurring in this period that required disclosure in or adjustments to the accompanying financial statements.

RD CAPITAL GROUP, INC.
SCHEDULE I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commision
December 31, 2021 and 2020

	2021	2020
Net Capital		
Total stockholder's equity	$ 143,968	$ 143,168
Less - non allowable assets		
Petty cash	198	13
Other accounts receivable	10	291
Prepaid expenses	5,709	5,426
Deferred tax asset	565	2,583
Total non-allowed assets	6,482	8,313
Less - haircuts on securities		
Contractual securities commitments	1,280	960
Net capital	**$ 136,206**	**$ 133,895**
Aggregate indebtedness		
Items included in the accompanying balance sheets -		
Accounts and other commissions payable	$ 133	$ 3,725
Accrued payroll taxes and withholdings	11,119	4,439
Income and related tax payable	544	61
Other accrued expenses	31,306	38,646
Total aggregate indebtedness	**$ 43,102**	**$ 46,871**
Computation of basic net capital requirement		
Minimum net capital requited (aggregate indebtedness ÷ by 15)	$ 2,873	$ 3,125
Minimum dollar net capital requirement	$ 50,000	$ 50,000
Net capital requirement highest of above amounts)	$ 50,000	$ 50,000
Excess net capital (net capital - $50,000)	$ 86,206	$ 83,895
Net capital less the greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 76,206	$ 73,895
Ratio: aggregate indebtedness to net capital	0.32 to 1	0.35 to 1
Reconciliation with Company's computation (included in Part IIA Form X-17A-5 as of December 31, 2021 and 2020)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 136,206	$ 133,895
Net audit adjustments	-	-
Net capital per above	**$ 136,206**	**$ 133,895**

RD CAPITAL GROUP, INC.
SCHEDULE II
Computation for Determination of the Reserve Requirement Pursuant to Exhibit A of Rule 240.15C3-3
December 31, 2021 and 2020

Exemption from Rule 240.15c3-3 is claimed under section (k)(2)(ii) - All customer transactions are cleared through another broker-dealer on a fully disclosed basis (Pershing, LLC).

Independent Auditors' Report on
Applying Agreed-Upon Procedures Related
to the SIPC Assessment Reconciliation

RD CAPITAL GROUP, INC.

For the year ended December 31, 2021

Carbonell & Co., LLC
Certified Public Accountants

Carbonell & Co., LLC
Certified Public Accountants

February 22, 2022

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Stockholder of
RD Capital Group, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of **RD Capital Group, Inc.,** (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Urb. San Francisco, 1654 Calle Tulipán
San Juan, PR 00927
PO Box 270010 San Juan, PR 00928
www.carbonellcpa.com
Tel. (787) 300-3777
Fax (787) 301-0127

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Carbonell & Co. LLC.

Carbonell & Co., LLC
Certified Public Accountants
License No. LLC-382 Expires on Dec. 1, 2024
Stamp #E483162 of the P.R. Society of
Certified Public Accountants has been
affixed to the original of this report.

CARBONELL & CO., LLC
PUERTO RICO
LIC.
LLC-382
CERTIFIED PUBLIC ACCOUNTANTS

Exemption Report Together with
Independent Registered Public Accounting
Firm's Review Report

RD CAPITAL GROUP, INC.

For the year ended December 31, 2021

Carbonell & Co., LLC
Certified Public Accountants

RD CAPITAL GROUP, INC.
Exemption Report

Table of Contents

Carbonell & Co., LLC
Certified Public Accountants

February 22, 2022

Exemption Report Together with Independent Registered Public Accounting Firm's Review Report

To the Board of Directors and Stockholder of
RD Capital Group, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) **RD Capital Group, Inc.**, ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about RD Capital Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis of Rule 15c3-3 under the Securities Exchange Act of 1934.

Carbonell & Co. LLC

Carbonell & Co., LLC
Certified Public Accountants
License No. LLC-382 Expires on Dec. 1, 2024
Stamp #E483163 of the P.R. Society of Certified Public Accountants has been affixed to the original of this report.

CARBONELL & CO., LLC
PUERTO RICO
LIC.
LLC-382
CERTIFIED PUBLIC ACCOUNTANTS

Urb. San Francisco, 1654 Calle Tulipán
San Juan, PR 00927

PO Box 270010 San Juan, PR 00928
www.carbonellcpa.com

Tel. (787) 300-3777
Fax (787) 301-0127

RD CAPITAL

The Exemption Report

RD Capital Group, Inc., (the Company) is a registered broker-dealer responsible for complying with the Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers") and complying with 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5 and the exemption provisions. To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3: 2(ii) (the "exemption provisions") under the following provisions of 17 C.F.R. §240.15c3-3(k) and:

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year from January 1, 2021 to December 31, 2021 without exception.

Signature: ______________________
RAMON DOMINGUEZ

Position: President & Chief Executive Officer

Date: January 26, 2022

MCS Plaza, Suite 305, 255 Ponce de León Ave.,
San Juan Puerto Rico 00917-1903

T. 787.282.0303
www.rdcap.com